UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The  Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsinternational.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 24,350,000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐          NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐          NO ☐

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2018	2017
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,793	$9,073
Restricted cash	3,856	4,432
Accounts receivable, net	48,778	45,343
Prepaid expenses and other current assets	3,210	2,853
Current assets from discontinued operations	-	281
Total current assets	62,637	61,982

Deferred tax assets, net	226	349
Investments	3,500	3,500
Property and equipment, net	3,066	3,205
Non current assets from discontinued operations	-	25
Goodwill	926	1,044
Other assets	769	658
Total assets	$71,124	$70,763

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$16,260	$10,015
Accounts payable	5,333	5,459
Accrued expenses and other current liabilities	29,479	30,708
Income tax payable	3,093	3,144
Value added tax (VAT) payable	7,455	7,223
Loan payable	-	1,198
Loan payable to related party, including accrued interest	849	1,409
Current liabilities from discontinued operations	-	41
Total current liabilities	$62,469	$59,197

Convertible notes payable to a related party, including accrued interest	34,718	37,589
Other liabilities	143	719
Total liabilities	$97,330	$97,505

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
33,333,334 shares authorized as of June 30, 2018 and December 31, 2017;
24,350,000 and 21,000,000 shares issued and outstanding as of June 30, 2018
and December 31, 2017, respectively	12,507	10,655
Additional paid-in capital	23,486	23,128
Accumulated deficit	(55,399)	(53,734)
Accumulated other comprehensive loss	(6,800)	(6,914)
Non controlling interest in subsidiaries	-	123
Total shareholders' deficit	(26,206)	(26,742)
Total liabilities and shareholders' deficit	$71,124	$70,763

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017

Revenue	$168,812	$134,646
Cost of revenue	149,895	115,811
GROSS PROFIT	18,917	18,835
Operating expenses:
Research and development	2,134	1,422
Selling, general and administrative	15,963	11,761
Total operating expenses	18,097	13,183
OPERATING PROFIT	820	5,652
Other expense, net	(1,572)	(3,506)
PROFIT (LOSS) BEFORE INCOME TAX EXPENSE	(752)	2,146
Income tax expense	779	944
PROFIT (LOSS) FROM CONTINUING OPERATIONS	(1,531)	1,202
Loss from discontinued operations	134	48
NET PROFIT (LOSS)	$(1,665)	$1,154

PROFIT (LOSS) PER SHARE - BASIC AND DILUTED
Net profit (loss)	$(0.07)	$0.05

Weighted average number of shares outstanding	22,388,122	21,000,000

COMPREHENSIVE PROFIT (LOSS)
Net profit (loss)	$(1,665)	$1,154
Translation adjustment	114	608
Comprehensive profit (loss)	$(1,551)	$1,762

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Contriolling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2016	21,000,000	10,655	23,128	(59,554)	(7,859)	153	(33,477)
Net profit	-	-	-	1,154	-	-	1,154
Translation adjustment	-	-	-	-	608	-	608

BALANCE AT JUNE 30, 2017	21,000,000	10,655	23,128	(58,400)	(7,251)	153	(31,715)
Net profit	-	-	-	4,666	-	(50)	4,616
Translation adjustment	-	-	-	-	337	20	357

BALANCE AT DECEMBER 31, 2017	21,000,000	10,655	23,128	(53,734)	(6,914)	123	(26,742)
Issuance of common stock	3,350,000	1,852	358	-	-	-	2,210
Non controlling interest in subsidiaries	-	-	-	-	-	(123)	(123)
Net loss	-	-	-	(1,665)	-	-	(1,665)
Translation adjustment	-	-	-	-	114	-	114

BALANCE AT JUNE 30, 2018	24,350,000	12,507	23,486	(55,399)	(6,800)	-	(26,206)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 1 - BASIS OF PRESENTATION

Generala

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2018 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2018 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2018.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Reclassification

Certain amounts have been reclassified in prior years balance sheets and statements of operations to conform with current period presentation.

NOTE 2 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America.

The technology segment is predominantly involved in the development and sale of authentication and identity security software to customers, predominantly in the Unites States of America and Europe.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Financial Condition

As of June 30, 2018 and December 31, 2017, the Company has a positive working capital of $168 and 2,785, respectively. During the periods ended June 30, 2018 and 2017, the Company incurred net profit (loss) of $(1,665) and $1,154 respectively.

Management believes that the Company’s operating cash flows and third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from third parties will be successful.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 3 – BUSSINESS COMBINATION

Harsec A/S

On July 19, 2017, the Company acquired 100% of the outstanding shares of Harsec A/S (“Harsec”) in Denmark. Harsec provides cargo security services in the Danish airports and is serving international parcel companies. Consideration of the acquisition for the shares was 10 million Danish Krone (“DKK”) ($1,579 as of the purchase date) in cash of which 90% was paid upon the signing of the purchase contract and 10% paid three months after that. The acquisition was done in order to expend our services to the Danish market.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

The following represents the allocation of the purchase price as of the purchase rate in DKK and the translation to United States Dollars as of the purchase date:

	DKK	U.S. Dollars
Cash	3,161	499
Accounts receivable	3,219	508
Other receivables	124	20
Fixed assets	665	105
Goodwill	4,478	707
Total identifiable assets acquired	11,647	1,839

Accounts payable and accrued expenses	1,647	260
Total liabilities assumed	1,647	260
	10,000	1,579

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 3 – BUSSINESS COMBINATION (CONTINUED)

Abydos Consultores de Sistemas S.L.U.

In February 2018, the Company acquired 100% of the outstanding shares of Abydos Consultores de Sistemas S.L.U., a Spanish company. Consideration of the acquisition was 183 euros ($218 as of the purchase date). The acquisition was done in order to expand the services the Company provides in Spain.

The acquisition was accounted for as a purchase and accordingly a purchase price was allocated to the assets acquired and liabilities assumed at their fair values.

The following represents the allocation of the purchase price as of the purchase date in Euros and the translation to United States Dollars as of the purchase date:

	EUR	U.S. Dollars
Cash	29	36
Accounts receivable	142	175
Fixed assets	88	108
Other assets	11	14
Goodwill	188	232
Total identifiable assets acquired	458	565

Notes payables-banks	11	14
Accounts payable	19	23
Accrued expenses and other current liabilities	126	155
Other liabilities	119	147
Total liabilities assumed	275	339
	183	226

NOTE 4 – DISCONTINUED OPERATIONS

Easyserve Ltd.

On December 7, 2016, the Company acquired 51% of the outstanding shares of Easyserve Ltd (“New Subsidiary”) in Cyprus together with third party, which holds the additional 49% of the New Subsidiary. Consideration of the acquisition for the 100% shares included €300 ($349 as of June 30, 2018) in cash upon the signing of the purchase contract.

The Company with its New Subsidiary participated in a tender for services in Cyprus, according to the contract terms. Upon winning the tender, the Company will pay additional €100 ($116 as of June 30, 2018). In addition, the purchase price will include a maximum of €300 ($349 as of June 30, 2018) out of the net profits of the New Subsidiary, which relate to the business of the New Subsidiary as it is presently carried out and which does not relate to the business resulting from the award of the tender or any other new business.

In the event that the New Subsidiary is not successful with the tender, then the seller will repay to the Company the payments made by the Company, in return the Company will transfer the shares back to the seller.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 4 – DISCONTINUED OPERATIONS (CONTINUED)

During the year ended December 31, 2017, the Company committed to a plan to cease the aviation security  operations of its subsidiary in Cyprus, as the Company was not successful with the tender. The Company reached an agreement with the seller during 2018, that the shares will be transferred back to the seller and the seller will pay back to the Company an amount of €150 ($175 as of June 30, 2018) in two installments during 2020 and 2021.

Current assets from discontinued operations as of June 30, 2018 and December 31, 2017 were $0 and $281, respectively and Non current assets from discontinued operations as of June 30, 2018 and December 31, 2017 were $0 and $25, respectively. Current liabilities from discontinued operations as of June 30, 2018 and December 31, 2017 were $0 and $41, respectively. As of June 30, 2018 and December 31, 2017 the Company presented in its equity $0 and $123, respectively, as non- controlling interest in subsidiaries regarding its investment in Cyprus.

The Company’s statement of operations from the above discontinued operations for the six months ended June 30, 2018 and 2017 showed a loss of $134 and $48, respectively.

NOTE 5 - INVESTMENTS

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 5 – INVESTMENTS (CONTINUED)

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% to 50% and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

Artemis Therapeutics, Inc.

As of June 30, 2018, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc (“ATMS”).

Investment in ATMS is valued using level 1 inputs, however, the Company has determined that value of the investment is impaired. The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of June 30, 2018 and December 31, 2017, the Company’s share of the underlying net assets of ATMS exceeds the Company’s carrying value of its investment in ATMS ($0 at June 30, 2018 and December 31, 2017) by $0 and $(4), respectively. The market value of the Company's investment in ATMS as of June 30, 2018 and December 31, 2017 is $206  and $317 respectively.

The Company evaluated the stock price of ATMS but as the amount of shares that are being traded is low, ATMS still does not have any revenue, it continues lossing and it has shareholders deficit, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero as of June 30, 2018.

White Line B.V.

In March 2017 the Company invested an amount of $2,000 for 7% of White Line B.V., a limited company incorporated in the Netherlands. White Line is a holding and finance company. In October 2017, the Company invested an additional amount of $1,500 for additional 5% of the company.

Because White Line B.V. is a private, closely-held company, there is no active market for this investment. Therefore, the Company accounts for this investment under the cost method.

Should the value of this investment decrease, a company related to the main shareholder has guaranteed to repurchase this full investment at a minimum amount of $3,500. The guaranty is effective after three years of the date of purchase and terminates after five years.

NOTE 6 – NOTES PAYABLE – BANKS

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $8,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash and the $1,000 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In December 2017, the Company amended the credit facility agreement to reduce the amount of the letter of credit provided as security to the lender by an entity related to the Company’s main shareholder, from $1,000 to $700. In April 2018, the letter of credit was reduced to $500.

As of June 30, 2018 and December 31, 2017, the company was in compliance with all required debt covenants.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 6 – NOTES PAYABLE – BANKS  (CONTINUED)

In October 2018, the Company amended the credit facility agreement to increase the borrowing amount up tp $10,000. The expiration date of the credit facility agreement is October 2021.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (6.34% as of June 30, 2018).

The Company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

Europe

In January 2016, the Company replaced it’s line of credit arrangement with the same commercial bank, to provide it with up to €10,000 ($11,644 as of June 30, 2018) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.5% with a minimum of 3.25% per annum (3.35% as of June 30, 2018).

The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of four of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12,000 ($13,973 as of June 30, 2018). As of June 30, 2018 the Company had €7,484 ($8,714 as of June 30, 2018) in outstanding borrowings under the line of credit arrangement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,911 as of June 30, 2018) is provided to the Company by the same commercial bank. As of June 30, 2018 the Company had €2,074 ($2,415 as of June 30, 2018) of outstanding guarantees under the guarantee facility.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2018	2017
Accrued payroll and related costs	$17,414	$18,067
Accrued vacation	7,544	5,432
Accrual for minimum wage increase	757	1,128
Labor union contribution	1,128	1,912
Other	2,636	4,169
Total accrued expenses and other current liabilities	$29,479	$30,708

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 8 – DEBT TO RELATED PARTIES

Convertible notes payable to a related party

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial.

In December 2016, the entity related to the main shareholder converted $5,429 accrued interest into 7,238,302 shares at a price of $0.75 per share.

In December 2017 the loan period was extended until January 1, 2019. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In October 2018 the loan period was extended until June 30, 2020. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

At June 30, 2018 and December 31, 2017, convertible notes payable to a related party consist of $20,964 and $24,977, respectively, in principal and $13,754 and $12,612, respectively, in accrued interest. Interest expense related to these notes is $1,087 and $840 for the six months ended June 30, 2018 and 2017, respectively.

Loan to related party

In March 2017, the Company signed a loan agreement with a related party, to provide the Company a loan of $2,000 for up to one year bearing 7% interest per year. The parties agreed orally to extend the loan till April 2019. As of June 30, 2018 and December 31, 2017 the loan payable to related party consist of $700 and$ $1,300, respectively, in principal and $149 and $109, respectively in accrued interest. The Company incurred interest expenses regarding this loan of $40 and $35 for the six months ended June 30, 2018 and 2017, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 9 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of authentication and identity security software to customers, predominantly in the United States of America and Europe. All inter-segment transactions are eliminated in consolidation.

The chief operating decision maker reviews the operating results of these reportable segments. The performance of the reportable segments is based primarily on loss (profit) from continuing operations. Amounts in the table below represent the figures of the continuing operations in the different reportable segments.

		Airport Security and Other Aviation Services
	Corporate		Technology	Total
Six months ended June 30, 2018:
Revenue	$-	$161,839	$6,973	$168,812
Depreciation and amortization	24	888	19	931
Net profit (loss)	(3,097)	(638)	2,204	(1,531)
Total assets	$4,035	$63,522	$3,567	$71,124

Six months ended June 30, 2017:
Revenue	$-	$132,923	$1,723	$134,646
Depreciation and amortization	22	466	17	505
Net profit (loss)	(4,474)	6,926	(1,250)	1,202
Total assets	$3,381	$63,101	$1,090	$67,572

The following table sets forth, for the periods indicated, revenue generated by country:

	Six months ended June 30,
	2018	2017
Netherlands	$59,257	$45,776
Germany	68,656	58,197
United States of America	27,985	25,189
Other	12,914	5,484
Total	$168,812	$134,646

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 9 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,
	2018	2017
Netherlands	$1,738	$1,038
Germany	268	359
United States of America	726	549
Other	334	491
Total	$3,066	$2,437

NOTE 10 – SUBSEQUENT EVENTS

In July 2018, the Company acquired 100% of the outstanding shares of Detact Security Solution A.B, a Swedish company. Consideration of the acquisition was Swedish Krone 9.5 million ($1,063 as of the purchase date). The acquisition was done in order to expand the services the Company provides in the Nordic countries.

In October 2018, the Company extended its line of credit agreement with the commercial lender in the United States of America up to $10,000. The agreement will expire in October 2021.

In October 2018, the Company extended its agreement regarding the convertible notes with the related party. According to the extension, payment will be due on June 30, 2020. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder.

Procheck International B.V. (“PI”), a wholly owned subsidiary of the ICTS International N.V. group, was advised that its contract with Schiphol Nederland B.V. (“Schiphol”) will not be renewed and will end on December 31, 2018. PI’s revenue for the full year 2017 was 16.4 million Euro ($18.5 million as of December 17, 2018) and the estimated revenue for the year 2018 is 19.6 million Euro ($22.1 million as of December 17, 2018). The Company was advised that PI services are not required following a change in the governmental security concept in the Netherlands. Upon expiration of the agreement PI will be closed and the employment of its 170 employeers will be terminated. The closing costs are estimated to be 8.0 million Euro ($9.0 million as of December 17, 2018). Management is seeking to provide alternative services to Schiphol and other airlines to replace the PI business. So far, the Company, through one of its subsidiaries is negotiating two contracts with Schiphol and an American carrier. No assurance can be given that Management will be successful in replacing the PI business.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC.

	Period ended June 30,
	2018	2017
Revenue	100.0%	100.0%
Cost of Revenue	88.8%	86.0%
Gross profit	11.2%	14.0%
Research and development expenses	1.3%	1.1%
Selling, general and administrative expenses	9.5%	8.7%
Operating profit	0.4%	4.2%
Other expense, net	0.9%	2.6%
Profit (Loss) before income tax expense	(0.5)%	1.6%
Income tax expense	0.5%	0.7%
Profit (Loss) from continuing operations	(1.0)%	0.9%
Loss from discontinued operations	-	-
Net profit (loss)	(1.0)%	0.9%

Revenue

Revenue from continuing operations for the period ended June 30, 2018 was $168,812 compared to $134,646 in the first six months of 2017. Revenue from the European Aviation Security activities increased by $26,120 in the first six months of 2018. There are two main reasons for the increase: (i) additional services provided to our local customers, mainly in Germany and the Netherlands (ii) Average exchange rate increased from 1.08 Dollar to Euro for the first six months of 2017 to 1.21 Dollar to Euro for the first six months of 2018. The six months revenue of 2017 would have increased by $12.9 million if translated to Dollars according to the six months average exchange rate of 2018.

Revenues from other Aviation Services provided in the United States of America (“U.S.”) increased by $2,796 compared to the six months period ended June 30, 2017 mainly due to new contracts and rates increase, following the increases in minimum wage rates in the different states of the U.S.

Revenues from the Technology segment for the period ended June 30, 2018 were $6,973 compared to $1,723 for the first six months period ended June 2017 due to the continuing trend of growth in the Technology segment achieved by expending our services to new clients and increase of usage volume also by existing customers.

Cost of revenue

Cost of revenue for the period ended June 30, 2018 was $149,895 (88.8% as percentage of revenue) compared to $115,811 (86.0% as percentage of revenue) for the first six months of 2017. Cost of revenue as percentage of revenue increased in the first six months of 2018 compared to the comparable period in 2017, mostly because of increase in labor costs required in order to provide the customers the increased services with the existing staff, and due to changes in the labor markets. The Company is investing efforts in recruitment and training of new employees in order to increase the number of its employees and reduce the total labor costs as percentage of revenue in the future.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2018 were $2,134 (1.3% as percentage of revenue) compared to $1,422 (1.1% as percentage of revenue) for the first six months of 2017. Increase of R&D costs follows the increase of the revenue from the technology segment and relates mostly to increase of manpower costs, in order to improve and extend the software services and abilities which the Company provides to its customers.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $15,963 for the period ended June 30, 2018 (9.5% as percentage of revenue) compared to $11,761 (8.7% as percentage of revenue) for the first six months of 2017. There are three main reasons for the increase in the SG&A costs: (i) Increase in revenues and operations which required additional means in order to control the additional operations. (ii) Average exchange rate increased from 1.08 Dollar to Euro for the first six months of 2017 to 1.21 Dollar to Euro for the first six months of 2018. The six months SG&A of 2017 would have increased by $953 if translated to Dollars according to the six months average exchange rate of 2018. (iii) Increase in sales efforts regarding the Technology segment which resulted in an increase of revenues in that segment.

Other expense, net

Other expense net include mainly interest to banks, related party and other institutions, exchange rate income (expense) and bank charges. Other expense, net, was $1,572 (0.9% as percentage of revenue) for the first six months of 2018 compared to $3,506 (2.6% as percentage of revenue) for the comparable period ending June 30, 2017.

Interest expenses to related party totaled $1,087 in the first six months of 2017 compared to $840 in the comparable period of 2017. As substantial part of the loan was taken in Euro, the interest expense is being affected also by the changes in the exchange rate between the U.S. Dollar and the Euro.

Exchange rate income during the first six months of 2018 totaled $124 compared to exchange rate expense $2,239 at the comparable period in 2017. The main currency that is being revaluated in the Company is the Euro, which is being translated to U.S. Dollars. Average exchange rate for the profit and loss transactions revaluation increased from 1.08 Dollar to Euro for the first six months of 2017 to 1.21 Dollar to Euro for the first six months of 2018. In the other hand, the balance sheet exchange rate as of June 30, 2018 was 1.16 Dollar to Euro compared to 1.20 Dollar to Euro as of December 31, 2018.

Other interest expenses and bank charges totaled $609 in the first six months of 2018 compared to $427 in the comparable period of 2017. Those expenses increased during the first six months of 2018 compared to the comparable period of 2017 as the Company operations grew during 2018, which involves more financial transactions increasing the bank fees and extending the usage of the line of credit.

Income tax expense

Income tax expense for the period ended June 30, 2018 was $779 (0.5% as percentage of revenue) compared to expense of $944 (0.7% as percentage of revenue) in the comparable period of 2017. As the Company has a loss before income tax expense in the first six months of 2018 compared to a profit before tax expenses in the comparable period of 2017, also income tax expense decreased. The Company still shows income tax expense as it still has profitable locations, on which it will be paying taxes during 2018.

Loss from discontinued operations

Loss from discontinued operations totaled $134 in the first six months of 2018 compared to $48 in the comparable period of 2017. Loss from discontinued operations relates to the discontinued activities of the Company in Cyprus.

Net Loss

As result of the above, the Company’s net loss amounted $1,665 for the first six months of 2018, compared to net profit of $1,154 for the comparable period of 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Ran Langer
Ran Langer, Managing Director

Dated: December 27, 2018